UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of January 3, 2017, we had raised total gross offering proceeds of approximately $7.01 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 701,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – 1315 East Jefferson LLC

On January 4, 2017, we directly acquired ownership of a “majority-owned subsidiary”, 1315 East Jefferson LLC (“RSE Revolve Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,300,000, which is the initial stated value of our equity interest in the RSE Revolve Controlled Subsidiary (the “RSE Revolve Controlled Subsidiary Investment”). The RSE Revolve Controlled Subsidiary used the proceeds to refinance a single stabilized mixed-use multifamily property totaling 32 units above 3,589 SF of commercial space located at 1315 E Jefferson St in Seattle, Washington (the “RSE Resolve Property”). The RSE Revolve Controlled Subsidiary is anticipating redeeming the RSE Revolve Controlled Subsidiary Investment via sale by November 30, 2019. The RSE Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Revolve Controlled Subsidiary is managed by the principals of Revolve Development (“Revolve”), a real estate owner-operator partnership, focused on the refinance, development, and operation of multi-family properties in urban neighborhoods (primarily in Seattle). Other than with regard to the RSE Revolve Controlled Subsidiary, and certain other real estate transactions, neither our Manager nor we are affiliated with Revolve.

Pursuant to the agreements governing the RSE Revolve Controlled Subsidiary Investment (the “RSE Revolve Operative Agreements”), our consent is required for all major decisions regarding the RSE Revolve Property. In addition, pursuant to the RSE Revolve Operative Agreements we are entitled to receive a minimum 10.0% per annum economic return on our RSE Revolve Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Revolve Controlled Subsidiary Investment, as well as an approximately $18,000 in due diligence fees and third party reimbursements, paid directly by the RSE Revolve Controlled Subsidiary.

The RSE Revolve Controlled Subsidiary is required to redeem our RSE Revolve Controlled Subsidiary Investment by November 30, 2019 (the “RSE Revolve Redemption Date”). The RSE Revolve Controlled Subsidiary does not have the ability to extend the RSE Revolve Redemption Date. In the event that the RSE Revolve Controlled Subsidiary Investment is not redeemed by the RSE Revolve Redemption Date, pursuant to the RSE Revolve Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Revolve Property outright. The RSE Revolve Controlled Subsidiary may redeem our RSE Revolve Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Revolve Controlled Subsidiary Investment.

On October 26, 2016, the RSE Revolve Controlled Subsidiary refinanced the RSE Revolve Property with an $8,300,000 senior secured loan from Alaska USA Federal Credit Union (the “RSE Revolve Senior Loan”). The loan features a 30-year term, with a maturity date of October 1, 2031and 3-years interest-only at a 3.50% fixed rate, which begins floating at 2.875% above the 3-year swap rates published by the Federal Reserve after December 1, 2019. The RSE Resolve Property was appraised as of September 9, 2016 by CBRE reflecting a valuation of $12,400,000. Aggregate with the RSE Resolve Senior Loan, the RSE Revolve Controlled Subsidiary Investment features an LTV of 77.4%, based on the $12,400,000 appraised value, with approximately $2.8 million of equity junior to the RSE Revolve Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the RSE Revolve Senior Loan plus the amount of the RSE Revolve Controlled Subsidiary Investment, divided by the valuation of the RSE Revolve Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The property is a four-story, 32-unit mixed-use mid-rise apartment complex with ground floor commercial space built in 2016 and situated on a 7,488 square foot property. The units are divided between studio, one-bedroom, and open one-bedroom units with an overall average unit size of 528 square feet. The rent roll dated 10/4/2016 reflects occupancy of 93.75%. The 3,589 square feet of commercial space is demised into two suites, one of which is currently leased by a restaurant.

1315 E Jefferson’s location on First Hill is within short walking distance to three major Seattle institutions: Swedish Medical Center- First Hill, Swedish Medical Center- Cherry Hill, and Seattle University. The neighborhood is located about five blocks east of the downtown central business district, providing convenient access to the Seattle CBD and convenient access to the Puget Sound Central Waterfront. The Seattle market represents a strong opportunity for multifamily demand arising from being a global center for software development, well-educated labor force, low unemployment, and high per capita income. Seattle is adding jobs at one of the fastest paces for western metro areas, with mid- and high-wage industries accounting for two-thirds of the jobs created on net in the past six months. Intense competition for technology workers is boosting the average hourly pay rate, which stands nearly $10 higher than the U.S. average and is quickly rising.

Declaration of Dividend

On December 31, 2016, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “Q1 2017 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

Change of Principal Address

On January 3, 2017, the Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009. The Company’s telephone number remains the same, 202-584-0550.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    January 6, 2017